SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

     1.   Press release re RADVISION Announces General  Availability of Click to
          Meet  for  Microsoft  Office  Real-Time   Collaboration  Products  and
          Services dated December 15, 2005.

     2. Press release re Industry Veteran Joins RADVISION as General Manager for The Americas dated December 19, 2005.

                                                                          ITEM 1

Press Release                                              Source: RADVISION LTD

RADVISION Announces General Availability of Click to Meet for Microsoft Office Real-Time Collaboration Products and Services

Thursday December 15, 7:00 am ET

Click to Meet Now Supports Microsoft Office Live Communications Server, Microsoft Office Communicator and Microsoft Office Live Meeting from a Single Platform

FAIR LAWN, N.J.--(BUSINESS WIRE)--Dec. 15, 2005--RADVISION LTD (Nasdaq:
RVSN - News) today announced that its award-winning, video conferencing over IP software, Click to Meet(TM) now supports Live Communications Server, Communicator, and Live Meeting from a single platform - making it the only enterprise real-time video collaboration solution in the market to fully support all of these Microsoft Office solutions.

Click to Meet for Microsoft Office expands the functionality and reach of Live Communications Server and Live Meeting by providing multi-party voice and video capabilities and by enabling connectivity with any standards-based communications device, making it easy to deploy and integrate into the Microsoft workflow environment.

Click to Meet for Microsoft Office increases productivity, maximizes Microsoft investment and provides cost savings. The combined solution provides users the following unique benefits:

    o Single implementation: Click to Meet for Microsoft Office enables implementation of a single installation to support both Live Communications Server and Live Meeting environments. Customers can rely on a single purchase from one vendor and eliminate the need for duplicate infrastructure or gateways - freeing up network resources. Click to Meet for Microsoft Office provides a common infrastructure supporting all common collaboration tools being used in an enterprise.

    o Universal endpoint support: Click to Meet for Microsoft Office supports IP, PSTN, and 3G networks and standards including SIP, H.323, H.320 and 3G-324M. This enables full connectivity to common communications devices used throughout the enterprise, including wired and wireless phones, 3G mobile, handhelds, and desktop and room video conferencing systems.

    o Distributability and scalability: Click to Meet for Microsoft Office can support many users simultaneously while maintaining consistent high-grade quality of audio and video, regardless of the number of participants in each conference. It streamlines communications without compromising network security measures like firewalls, allowing access from any location inside or outside the enterprise.

    o Pricing: Costs are reduced significantly due to the single implementation of the product. Its low price per user makes it an enterprise-wide solution that is accessible to all employees and business partners, and will expedite its role as a standard communications platform; much like email and instant messaging.

"We are excited about RADVISION's new multi-party voice/video product that supports Live Communications Server, Communicator and Live Meeting in a single platform," said Marc Sanders, Senior Product Manager in the Real-Time Collaboration Group at Microsoft. "Click to Meet for Microsoft Office provides an attractive offering for our customers; we are pleased to see RADVISION enhancing our secure enterprise solutions with the unique value that they provide."

"We share Microsoft's vision of the value of integrated communications and are pleased to provide advanced connectivity and conferencing capability for the Microsoft Office real-time collaboration products and services," said Killko Caballero, Senior Vice President of Enterprise Strategy at RADVISION. "With this technology, we are committed to maintaining our role as the premier multi-party conferencing provider for workflow and collaboration environments."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for video conferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel/Richard Dukas, 212-704-7385
Yael@dukaspr.com/richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                             Source: RADVISION LTD.

Industry Veteran Joins RADVISION as General Manager for The Americas

Monday December 19, 7:00 am ET

Ron Bleakney to Head RADVISION's Americas Operations, Overseeing Regional Sales to the Developer, Enterprise and Service Provider Market Space
FAIR LAWN, N.J.--(BUSINESS WIRE)--Dec. 19, 2005--RADVISION LTD. (Nasdaq:
RVSN - News) today announced that Ron Bleakney has been named General Manager of the Company's Americas operations. With more than 30 years of senior-level sales, operational and marketing experience, Mr. Bleakney will be responsible for expanding RADVISION's sales networks and revenues in the Americas region. He will oversee regional sales to the developer, enterprise and service provider market space, and undertake full responsibility for field marketing, and support teams.

Mr. Bleakney has a proven track record in the high tech and telecommunications industries. He comes to RADVISION from Brooktrout Technology where he was Senior Vice President of Worldwide Sales, managing OEM, service provider, and channel enterprise activities. Previously, he was President of Surf Communications Solutions, Inc., where he spearheaded the company's expansion into the North American market. Prior to that, Mr. Bleakney spent nine years at NMS Communications, Inc., where he held senior level sales and marketing positions

"Ron is bringing invaluable experience to RADVISION," said Boaz Raviv, CEO-designate for RADVISION. "He is an executive with strong leadership qualities, in-depth industry experience covering both the hardware and software sides of our business, a proven sales track record and outstanding leadership skills."

Ron Bleakney noted, "RADVISION's success has been built on its product excellence and strategic channel partnerships. My objective is to focus on developing stronger relationships with our current Americas channels, strategic partners and OEM customers as well as developing new growth opportunities."

About RADVSION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Revenue from sales of RADVISION toolkits may have been recognized in prior quarters. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel/Richard Dukas
212-704-7385
Yael@dukaspr.com/richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  December 30, 2005